UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 23, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with the article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and the article 2 of the CVM Instruction n. 358/2002, as amended (“ICVM 358/2002”), hereby informs its shareholders and the market in general the start of the operations in its new production line of bleached eucalyptus pulp, of the Project Horizon 2, located in the city of Três Lagoas, state of Mato Grosso do Sul, with wood chips been sent to the digester for the first time on this date.

The new mill, the largest single line of pulp production in the world, will add 1,95 million of tons of pulp/year into the production capacity of the Company, with an exceeding generation of energy of 130 MW. With this, the Três Lagoas unity extends its nominal production capacity to a total of 3,25 million tons of pulp/year, while the Company achieves a nominal production capacity of 7,25 million of tons of pulp/year.

With the start of the new mill, Fibria increases its leadership and structural competitiveness in the global market hardwood pulp market.

The company reinforces, through the disclosure of the information of this Material Fact, its commitment to transparency to its shareholders and investors.

São Paulo, August 23, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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